Mail Stop 4-6


								March 10, 2005

Mr. Sundaresan Raja
Airbee Wireless, Inc.
President and Chief Executive Officer
9400 Key West Avenue
Rockville, MD 20850-3322

	RE:	Airbee Wireless, Inc.
		Form 10-SB/A
		Filed February 4, 2005
		File Number: 0-50918

Dear Mr. Raja:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-SB

General
1. We remind you that your registration statement became effective by
operation of law 60 days after it was filed (i.e. October 26,
2004).
You are responsible for filing reports including but not limited to,
quarterly and other reports required by Section 13 of the Exchange Act and proxy statements required by Section 14 of the Exchange Act.
2. We refer you to prior comment 3. Your response indicates that reporting obligations will have no material costs on the company. We also note you are expending only about $55,000 per month and there are numerous costs, including legal, accounting, printing and filing fees associated with this registration and ongoing reporting obligations. Also, consider the imminent costs associated with preparing your Form 10-KSB. In light of these factors, please revise your disclosure or advise.
3. We refer you to prior comment 4. Although we note revisions to your website, your website still appears to be inconsistent with your registration statement.  For example, from your disclosure it appears
you only have a few products embedded with your software; however your website states, "Airbee provides a comprehensive portfolio of IEEE 802.15.4 and ZigBee ready software products." Also, the front page of your website indicates that, "[w]e offer intelligent wireless technology unlike anything else now available at less than half the
cost, a faster speed, one-tenth of the power, three times the operating range and superior reliability." In revising disclosure in this registration statement consider corresponding changes to portions of your website in the interest of consistency.
4. We refer you to prior comment 5. Please advise if any party engaged by Airbee or its affiliates has any agreement, understanding
or knowledge of WSSCR.   Please also advise if Airbee, its
affiliates
or any party engaged by Airbee or its affiliates has any relationship with MicroTech Trader or The Wall Street Small Cap Reporter.
5. We note an investment opinion was issued by Level 3 Securities Inc. on November 9, 2004. We also note that the Level 3 has been hired as a consultant by a third party for the publication and circulation of the opinion. Supplementally identify the third party that paid Level 3 for the publication and circulation of the press opinion. Also, tell us the relationship of this third party and the compensation that has been paid to Level 3.

PART I

Item I.  Description of Business, p.1

General
6. We refer you to prior comment 6. Please furnish a timetable for the commencement of revenue-generating activity. This disclosure should include both development and financial requirements.
The Company, p. 2
7. You disclose that "[t]he ZigBee Alliance has defined the global standards for reliable, short range, cost-effective, low-power wireless applications." Please disclose the basis for your statement. Also, reconcile this with your disclosure that "the current market for short distance wireless communications is dominated by two major technologies: (1) Bluetooth and (2) the IEEE
802.11b standard."
8. We note that you are seeking $5,000,000 to fund sales and marketing and further development of your software. Please clarify whether additional financing aggregating $5,000,000 is required to offer your software for commercial application in the first quarter of 2005.
The Market, p. 2
9. For each statistic cited, supplementally furnish the source of the statistic from the organization or entity. For example, but not exclusively, this includes the statistics cited to from a report by
ON World, Inc. and a research report prepared by West Technology Research Solutions. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic.
10. We refer you to the disclosure regarding your belief of Bluetooth`s failure and limitations. Please revise to provide the basis for your beliefs to support your disclosure. In the alternative, explain how your technology differs from Bluetooth, rather than providing unsupported beliefs regarding the failures and shortcomings of Bluetooth devices. For example, if you believe that that Bluetooth devices are expensive and/or support only simple features, discuss why you believe that your software is less expensive and can support more complex features.
Products Developed and in Development, p. 3
11. You refer to terms such as "ZigBee-Compliant protocols" and "ZigBee-Compliant." Please clarify these terms by explaining the benefits that accompany "ZigBee-Compliant protocols" and "ZigBee-Compliant" products. Also, explain the difference between ZigBee-Compliant and ZigBee-Ready. Is there any difference other than the receipt of a certification from an independent testing facility?
12. Please clarify whether the sale of your products is dependent upon certification by an independent third party. We note disclosure in "The Company" above that it costs about $60,000 per software product certification. Please advise of aggregate estimates of certification costs in connection with your business plan over the next twelve months. Also, in light of your limited cash on hand, explain the costs in having your software certified. Do you need to raise a portion of the $5,000,000 that you are seeking to pay for this certification? Please also update your "Results of Operations" section accordingly.
13. Please expand the discussion of your peer-to-peer protocol, star protocol, mesh and mobile mesh protocol to further explain the purpose of each product and how they function. In this regard, explain how these products communicate and identify the products that can currently be used with your software and how these products utilize your software. Also, explain whether your products work independently from each other or whether they may be used together.
14. Please provide support for the disclosure that you can offer similar products at less than half the cost, greater operating range and better reliability than Bluetooth.
15. We note that you refer to "ZigBee Ready software," "software stack" and "Airbee Core." Please clarify if these products are separate from Airbee`s proprietary software such as its peer-to-peer protocol and its star protocol. In this regard, you disclose that ZigBee Ready software is distinct from your proprietary products. Also, explain the purpose of each product and explain how they function. To the extent these products work with your proprietary software, please clarify. Further, clarify whether each of these products are currently operational or whether they require further development. If they require further development, disclose the stage of the development process.
16. We refer you to prior comment 11. Considering you are still developing the ZigBee enabled protocols, explain the basis for your belief that your products will have similar battery life to other ZigBee compliant products.

Potential Applications, p. 5
17. We note that you provide a list of the application areas for your products. Please explain your relationship with West Technology Research Solutions. Also, clarify whether West Technology Research
Solutions and the other research reports referenced specifically addressed the potential application areas in which Airbee`s products are expected to be embedded or whether these reports referenced ZigBee compliant products. To the extent that the research reports did not specifically reference Airbee, please disclose. Further, clarify whether you have plans and the resources to apply your software to all of the potential application areas listed. For example, do you have plans to produce a PCMCIA Airbee modem?
18. We refer you to prior comment 13. Supplementally provide accessible support for your claim that Airbee`s models are 22 times faster than Bluetooth and consider expanding your discussion in the registration statement concerning IEEE statements. We note that the
IEEE specifications are obtained through a password-protected site and may not be available to certain investors.

Airbee-ZNMS - ZigBee Network Management System, p. 6
19. We note that you provide disclosure regarding a series of "recently announced" software products. Please revise to specifically disclose whether each of these software products are developed and are operational. To the extent they are not complete, explain the development stage of each software product. Also, in light of your limited resources, explain how you plan to continue development of these products and fund the sales and marketing of your other software products. Do you plan to apply any of the $5,000,000 you are hoping to raise to these products?
20. Please clarify whether Airbee-ZNMS, Airbee-ZAgent, Airbee-ZStack and Airbee-ZStudio are all separate products or whether these products operate under the Airbee-ZNMS network management system. Also, please advise who developed the Airbee ZNMS software and all other software products discussed in this section and describe the operational capabilities of the software products. Further, explain the relationship between these products and your UltraLite line of software. Are they interoperable or are they independent?

Business Strategy Evolution, p. 7
21. We refer you to prior comment 14. We note you changed your disclosure concerning quality assurance, to read. "Since the software will be embedded at the customer location and the application software is written by the customer to its customer requirements, the proper application of our software will, for the most part, be under the control of our customers." However you do not discuss any internal quality assurance programs, if applicable, and do not define the qualifying term "for the most part." Please revise or advise.

Competition, p. 8
22. Please advise as to your belief that there is only one competitor for your products. For example, you state there are no comparisons to be made with developers of Bluetooth standard products. We note your disclosure concerning the proposed advantages of ZigBee compliant products on a prospective basis; however please advise that currently Bluetooth-compliant companies are not competing with your products. Please also advise that with the substantial growth of the
ZigBee alliance that no competitors have subsequently entered the market since your initial filing. Further, consider why you have not at minimum, addressed competition from non ZigBee compliant or Bluetooth-enabled devices. Consider revising your competition section.

Research and Development, p. 8
23. We note your response to prior comment 16. Your revised disclosure indicates that certain salaries and general overhead amounts have not been allocated to research and development costs. Revise your disclosure and your statements of operation to present the proper amounts of salaries and general overhead that should be allocated to research and development costs. Furthermore, your response indicates that the Company and its auditors do not believe that the allocation of compensation and professional expenses is possible under GAAP for development stage companies. Please advise why you do not believe that allocation of compensation and professional expenses is possible under GAAP for development stage companies and cite the authoritative literature to support your response.

Item 2. Management`s Discussion and Analysis or Plan of Operation,
p.
9

Overview, p. 9
24. We refer you to prior comment 21. Please reconcile your disclosure in your response to our prior comment 21 with your disclosure on pages 2 and 10 that state you plan to raise approximately $5,000,000.

Plan of Operations, p. 9
25. We note your intent to hire thirty to forty software engineers (ten in the next quarter). Please disclose the aggregate funds necessary and availability of those funds to hire these engineers and additional sales personnel, even at lower foreign wages. Further, you discuss prospective intent to enter maintenance contracts with your customers in your Notes to your Financial Statements but do not mention the costs associated anywhere in you md&a section. Please advise.

Liquidity and Capital Resources, p. 10
26. We refer you to prior comment 25.  We note your disclosure that
you do not have specific plans to raise $5,000,000 over the next
12
months. We still note nowhere in your disclosure is a statement that cash would be sufficient for you to continue your operations for at least the next twelve months. Please disclose how you will be able to continue your operations for such period with the approximately $21,000 on hand at September 30, 2004 and at least $170,000 in arrears to outside creditors. In this regard, you should clearly disclose in quantitative terms the funds needed over the next 12 months. We note that since inception you have had negative cash flows to date. Please provide detailed disclosure regarding your plan of operation, which should consider the possibility that you receive minimal additional funding. Your plan of operation should explain each present and proposed activity and the precise activities to be engaged in, each material event or step required in the start-up of your operations until revenues are generated and the conditions or contingencies to the achievement of those events. This disclosure should include a discussion of the relationship between the development of your products or services, marketing of each product or service and the additional funds you receive over the next 12 months. See Item 303(a) of Regulation S-B.
27. Consider also including disclosure of how you would allocate resources even if you were successful in raising $5,000,000. Please advise if this amount is sufficient for twelve months or would satisfy the company`s liquidity needs for a longer period.
Further
advise if any proceeds would be used to pay down debt, specifically notes held by related parties and the priority for the $5,000,000 after product development.
28. We refer you to prior comment 32. Please also indicate any repercussions in the next twelve months if your cash flows do not allow payment of the $170,000 in trade payables.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons, p. 12
29. We refer you to prior comment 37. Please advise under what circumstances, Mr. Mal Gurian was "appointed" as a director of Airbee. Please advise as to consideration given to filing a Form 8-K with your press release.

Item 6. Executive Compensation, p. 14
30. Please be advised that you will need to update the disclosure contained in this section with your fiscal year 2004 information.
31. Please file your "Outside Directors Stock Option Plan" as required by Item 601(b)(10)(ii) of Regulation S-B.

PART II

Item 2.  Legal Proceedings, p. 23
32. We refer you to prior comment 49. Please disclose in what state the Buddy Brown action was commenced. See Item 103(a) of Regulation
S-B.

Item 4.  Recent Sale of Unregistered Securities, p. 23
33. We refer you to prior comment 50. Please describe the "financial services" discussed in your response.
34. We refer you to prior comments 53 and 55. Please describe the nature of the legal services performed. See Item 701(c) of Regulation S-B.
PART III

Index to Exhibits, p. 19
35. We reissue prior comment 56. Please also revise the labeling of exhibits pursuant to Item 601 of Regulation S-B.

Consolidated Balance Sheet, p. 2
36. We refer you to prior comment 61. There appear to be related party amounts that are not separately disclosed on the face of the September 30, 2004 financial statements. Related party transactions should be separately identified and the amounts should be stated on the face of the balance sheet, income statement, and statement of cash flows (i.e., at a minimum such amounts should be cross-reference to applicable notes). Please revise.

Consolidated Statements of Operations, p. 3
37. We refer you to prior comment 63. The consulting revenues have specific identifiable costs, however, you still have not presented any corresponding amounts as cost of sales. Revise.
38. We refer you to prior comment 64. The impairment charge should be included within your operating expense and should not be characterized as "other". This presentation is similar to recognizing a gain or loss on the sale of fixed assets. See SAB Topic 13(B).

Statement of Stockholders Deficit, p. 4
39. We refer you to prior comment 66. The revised Statement of Stockholder`s Deficit does not retroactively restate for the effect
of the stock split.   Revise your Statement of Stockholder`s
Deficit
to retroactively restate for the effect of the stock split.  See
SAB
Topic 4C.
40. We also note that your Statement of Stockholder`s Deficit does not reconcile to the Consolidated Balance Sheet for the year ended December 31, 2003. Please revise.

Statement of Cash Flows, p. 6
41. We refer your to prior comment 70. Revise your disclosure to provide non-cash investing and financing activity for this acquisition. See paragraph 32 of SFAS 95.
42. We also note that you have recorded salaries converted to notes payable as an operating activity in your Statement of Cash Flows. Tell us why you believe this should be recorded as an operating activity instead of a financing activity. See paragraph 18 of SFAS
95.
43. We refer you to prior comment 71. Your response states that the
US dollar is the functional currency for the company. Therefore, the company should convert the financial statements using the remeasurement method as describe in paragraph 47 of SFAS 52. The remeasurement method requires that adjustments resulting for the remeasurement be charged to income or loss in the statement of operations.

Revenue Recognition, p. 11
44. We refer you to prior comment 73. The revised disclosures do not tell us or describe the revenue recognition policy for each of the elements that will be included in a sales transaction. Furthermore, the revised revenue recognition policy does not thoroughly consider the criteria in determining how to allocate and when to recognize revenue. Tell us and revise your disclosure to describe all the elements that will be included in each type of sales transaction, such as product services, outsourcing, support and software. Disclose the revenue recognition policy for each of the elements and the criteria you will consider in determining how to allocate and when to recognize revenue. Explain whether all revenue recognized is earned from royalties.
45. Please also tell us why you believe revenue attributable to the undelivered elements, including technical support, should be recognized over the product life cycle rather than the contract period.
46. We refer you to prior comment 74. The revised disclosure still does not tell us why revenue attributable to undelivered elements is based on the average sales price rather than on the renewal rate for those elements. Indicate why the average sale price represents VSOE.
Your response should address paragraph 10 of SOP 97-2. Furthermore, indicate why your ability to reasonably estimate return impacts how your ability to determine VSOE.

Note 7 - Intellectual Property, p. 21
47. We refer you to prior comment 78. We note in your response that no amortization expense appears in cost of sales for capitalized software costs because management has determined that the intangible assets have an indeterminable useful life. Tell us why you believe the intangible assets have an indeterminable useful life and no amortization should be recorded. Your response should address the guidance in paragraphs 11 and 12 of SFAS 142.

Note 8 - Acquisitions, p. 21
48. We refer you to prior comment 80.  Revise your disclosure to include a condensed balance sheet that discloses the amount
assigned
to each major asset and liability of the acquired entity at the
acquisition date.   See 51(e) of  SFAS 141.

Note 11 - Stockholders` Deficit, p.16
49. We refer you to prior comment 82. Identify the literature that supports your accounting. Furthermore, we note from your response that grantees has the right to relinquish shares of stock if they choose to exercise their options without the payment of cash to the company. Tell us how you considered the guidance in FIN 44, and whether variable accounting would apply in this situation.
50. We refer you to prior comment 83. We note from the schedule that you provided in your response that shares of common stock, stock options, and warrants appear to be issued at discounts from the fair market value of the common stock. Tell us why you have not recorded any compensation expense for the issuances below fair market value.
In addition, we note that the schedule provided shows different fair values being applied to overtime. For example, on June 9, 2004 you sold shares of common stock for $0.42 and on July 1, 2004 you granted options and used a fair value of $0.38. Be advised that price paid by third party investors represents the best evidence of fair value.
Therefore, the fair value subsequent to these third party investor purchases should agree to the last such sale. For example, the options granted after September 1, 2003, November 18, 2003, and June
9, 2004 should use a fair value of $0.20, $0.1138, and $0.42.
Revise.
51. We refer you to prior comment 84. We do not see the revised disclosures in the financial statements. In accordance with FAS 123, revise the disclosure for the stock option plan to include the following in each year an income statement is presented: a) a description of the vesting requirements, b) total compensation cost recognized in income for stock-based compensation and c) the weighted-average contractual life of the outstanding stock options.
52. We refer you to prior comment 86. It appears that some of the stock options reflected in the financial statements do not give retroactive recognition to the stock split. Revise your disclosures to give retroactive recognition to the stock split for all stock options issued.

























Closing

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Morgan Youngwood at (202) 942-5531, or
Stephen
Krikorian, Accounting Branch Chief, at (202) 942-4310, if you have any questions regarding comments on the financial statements and related matters. Please contact Adam Halper at (202) 824-5523, or Jeffrey Werbitt at (202) 942-1957 with any other questions.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Brian A. Pearlman
	Adorno & Yoss
      350 East Las Olas Boulevard
      Suite 1700
      Fort Lauderdale, Florida 33301

??

??

??

??

Airbee Wireless, Inc.
Form 10-SB/A
Page 1